Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1                   NAME AND ADDRESS

Rusoro Mining Ltd. (the “Company”)
Suite 2164, 1055 Dunsmuir Street
Four Bentall Centre
Vancouver, BC  V7X 1B1

ITEM 2                   DATE OF MATERIAL CHANGE

March 10, 2009

ITEM 3                   NEWS RELEASE

The Issuer issued a press release through Canada Newswire under the date of March, 10, 2009.

ITEM 4                   SUMMARY OF MATERIAL CHANGE:

Rusoro Mining Ltd. published a news release on February 23, 2009, and the Company’s President, George Salamis subsequently conducted an interview, both of which made reference to project development, mining plans, and future levels of gold production at its various properties. With respect to the San Rafael/El Placer (“SREP”) property, the references to “commercial gold production”, “ore” and “orebodies’“ are retracted, as the Company has not completed a preliminary economic assessment, a preliminary feasibility study, or a feasibility study to assess the viability of SREP.  The Company is in the process of constructing the Alvarez ramp to a depth of approximately 200 metres in order to provide access to the main mineralized areas in order to conduct further exploration with a view to upgrading the classification of the current resources.  Mr. Salamis also advised that the Company is upgrading an existing mill to process material from SREP.  Although it is expected that mineralized material will be removed and processed during the course of this program, this should not be construed as “commercial production” and the intention to remove and process this material should not have been referred to as a “production decision”. Any references to specific projected levels of gold extracted in the course of the current program, either in the news release, or by Mr. Salamis, are speculative and should not be relied upon.

With respect to the Choco 10 property, Mr Salamis stated in an interview that production could be increased in the short term to increase capacity to significantly higher levels than are currently being produced.  This statement is not supportable, and as disclosed in the news release, the viability of an expansion would be subject to a further scoping study and feasibility study.

The Company is in the process of completing an equity financing in which the minimum net proceeds are expected to be used as to approximately C$40 to C$60 million for capital expenditures on the Company’s Venezuela gold properties, including using a portion of the proceeds to address the technical issues discussed above.

Mr. Gregory Smith, P. Geo., the Company’s Vice-President of Exploration, is the Qualified Person as defined in National Instrument 43-101 and is responsible for the accuracy and technical aspects of the news release.

ITEM 5                   FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6                   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis.

ITEM 7                   OMITTED INFORMATION

N/A

ITEM 8                   EXECUTIVE OFFICER

To obtain further information, contact

ITEM 9                   DATE OF REPORT

March 10, 2009

March 10, 2009	Trading Symbol: (TSX-V):RML

NEWS RELEASE

Rusoro Mining Ltd. published a news release on February 23, 2009, and the Company’s President, George Salamis subsequently conducted an interview, both of which made reference to project development, mining plans, and future levels of gold production at its various properties. With respect to the San Rafael/El Placer (“SREP”) property, the references to “commercial gold production”, “ore” and “orebodies’“ are retracted, as the Company has not completed a preliminary economic assessment, a preliminary feasibility study, or a feasibility study to assess the viability of SREP.  The Company is in the process of constructing the Alvarez ramp to a depth of approximately 200 metres in order to provide access to the main mineralized areas in order to conduct further exploration with a view to upgrading the classification of the current resources.  Mr. Salamis also advised that the Company is upgrading an existing mill to process material from SREP.  Although it is expected that mineralized material will be removed and processed during the course of this program, this should not be construed as “commercial production” and the intention to remove and process this material should not have been referred to as a “production decision”. Any references to specific projected levels of gold extracted in the course of the current program, either in the news release, or by Mr. Salamis, are speculative and should not be relied upon.

With respect to the Choco 10 property, Mr Salamis stated in an interview that production could be increased in the short term to increase capacity to significantly higher levels than are currently being produced.  This statement is not supportable, and as disclosed in the news release, the viability of an expansion would be subject to a further scoping study and feasibility study.

The Company is in the process of completing an equity financing in which the minimum net proceeds are expected to be used as to approximately C$40 to C$60 million for capital expenditures on the Company’s Venezuela gold properties, including using a portion of the proceeds to address the technical issues discussed above.

Mr. Gregory Smith, P. Geo., the Company’s Vice-President of Exploration, is the Qualified Person as defined in National Instrument 43-101 and is responsible for the accuracy and technical aspects of the news release.

ON BEHALF OF THE BOARD OF RUSORO MINING LTD.

“George Salamis”

President

CONTACT INFORMATION

George Salamis, President
Tel:  604- 632-4044  Fax:  604-682-1514
Toll Free:  1-800-668-0091
Symbol:  TSX-V:RML  Email:  info@rusoro.com
Website:  www.rusoro.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.